Exhibit 12.1

The Providence Service Corporation Ratio of Earnings to Combined Fixed Charges and Preference Security DIVIDENDS

	For the Quarter Ended March 31,	For the Years Ended December 31,
	2018	2017	2016	2015	2014	2013
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for (gain) loss from equity investee	$9,897	$52,150	$8,409	$876	$32,800	$19,730
Add: Fixed charges	5,873	23,784	25,275	26,739	20,900	12,330
Less: Noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	296	451	(2,082)	(502)	—	—
Earnings	$15,474	$75,483	$35,766	$28,117	$53,700	$32,060

Fixed charges:
Interest expense	$385	$1,637	$1,767	$2,456	$10,424	$7,032
Interest element of rentals	4,399	17,729	19,091	20,348	10,476	5,298
Preference dividends:	1,089	4,418	4,417	3,935	—	—
Fixed charges plus preference dividends:	$5,873	$23,784	$25,275	$26,739	$20,900	$12,330
Ratio of earnings to fixed charges and preference dividends	2.63	3.17	1.42	1.05	2.57	2.60